Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2016
Earnings available for fixed charges, as defined:
Net income	$225,058
Tax expense based on income	143,917
Fixed charges	111,793
Earnings available for fixed charges, as defined	$480,768
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$97,504
Estimated interest cost within rental expense	3,588
Amortization of net debt premium, discount, and expenses	10,701
Total fixed charges, as defined	$111,793
Ratio of earnings to fixed charges	4.30
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,267
Adjustment to pretax basis	1,450
$3,717

Combined fixed charges and preferred stock dividend requirements	$115,510
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.16